COMPLIANCE WITH THE KOREA EXCHANGE DISCLOSURE REQUIREMENT REGARDING (RUMORS/REPORT OF) THE
POSSIBLE ACQUISITION OF SHARES OF
STX Pan Ocean Co., Ltd.

POSCO clarifies that it has no plan to acquire any number of shares of STX Pan Ocean Co., Ltd.